UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                           KKR FINANCIAL HOLDINGS LLC
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    48248A306
           -----------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2012
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 48248A306
          ---------

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 LEON G. COOPERMAN

----------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only
-----------------------------------------------------------------

4.   Citizenship or Place of Organization:   UNITED STATES

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Number of             5.  Sole Voting Power:            12,376,221*
Shares Bene-
ficially              6.  Shared Voting Power            5,919,369
Owned by
Each Report-          7.  Sole Dispositive Power:       12,376,221*
ing Person
With                  8.  Shared Dispositive Power       5,919,369

*This includes Shares that are deemed owned by virtue of the Issuer's DEBT that is convertible into Shares.
-----------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                             18,295,590*
*This includes Shares that are deemed owned by virtue of the Issuer's DEBT that is convertible into Shares.
-----------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [_]

-----------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9):  10.2%*

     The beneficial ownership percentage set forth herein has been calculated based on 178,437,078 Shares of the Issuer as reported on the Issuer's Form 10-Q for the quarter ending September 30, 2012, plus 1,701,907 Shares that would be outstanding if the Issuer's DEBT deemed owned by the Reporting Person was converted into Shares. * The Reporting Person sold Shares on January 3, 2013 and January 4, 2013 that brought the Percent owned below 10%.
-----------------------------------------------------------------

12.  Type of Reporting Person:          IN
-----------------------------------------------------------------




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

CUSIP No. 48248A306
          ---------

Item 1(a) Name of Issuer:

                KKR Financial Holdings LLC (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive Offices:

                555 California Street, 50th Floor
                San Francisco CA 94104

Item 2 (a) Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of placeStateDelaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"), and also the general partner of Omega Charitable Partnership L.P. ("Charitable LP"), an exempted limited partnership registered in the Cayman Islands. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

     Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.

     Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust( the "WRA Trust"), is an irrevocable trust for the benefit of Michael
S. Cooperman. Mr. Cooperman has investment authority over the Michael S. Cooperman and the WRA Trust accounts.

     Mr. Cooperman is one of the Trustees of the Leon and Toby Cooperman Family Foundation (the "Foundation"), a charitable trust dated December 16, 1981. The other trustees are his wife, Toby Cooperman, his sons, Wayne Cooperman and Michael S. Cooperman, and his daughter-in-law, Jodi Cooperman. Mr. Cooperman helps manage the investments of JCF Metrowest of NJ ("JCF"), a charitable institution. Mr. Cooperman helps manage the investments of the NJ Performing Arts Foundation ("NJ Arts"), a charitable foundation.

CUSIP No. 48248A306
          ---------

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Mr. Cooperman and the Foundation is 2700 No. Military Trail, Suite 230, Boca Raton FL 33431 and the principal business office of each Capital LP, Equity LP, Investors LP, Overseas, Charitable LP, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.

Item 3. Statement is filed pursuant to Sections  240.13d-1(b) or 240.13d-2(b) or
     (c):

     This Item 3 is not applicable.

Item 4. Ownership:

Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 18,295,590 Shares on December 31,2012 which constitutes approximately 10.2% of the total number of Shares deemed outstanding, and those figures include the Shares that would be issued upon conversion of the Issuer's DEBT.

     This consists of 3,303,230 Shares owned by Capital LP; 714,925 Shares owned by Investors LP; 1,151,595 Shares owned by Equity LP; 2,794,204 Shares owned by Overseas; 85,095* Shares owned by Charitable LP, 5,919,369 Shares owned by the Managed Accounts; 2,700,000 Shares owned by the Foundation; 850,954* Shares owned by Mr. Cooperman; 10,360 Shares owned by JCF, 141,826* Shares owned by Michael S. Cooperman; 567,302* Shares owned by the WRA Trust and 56,730* Shares owned by NJ Arts.

* This includes Shares that are deemed owned by virtue of the Issuer's DEBT that is convertible into Shares. The number of Shares have increased over the past year due to changes in the conversion ratio of the Issuer' DEBT.


Item 4(c). Number of Shares as to which such person has:

   (i)   Sole power to vote or to direct the vote:                 12,376,221

   (ii)  Shared power to vote or to direct the vote:                5,919,369

   (iii) Sole power to dispose or to direct the disposition of:    12,376,221

   (iv)  Shared power to dispose or to direct the disposition of:   5,919,369


Item 5. Ownership of Five Percent or Less of a Class:

     This Item 5 is not applicable.

CUSIP No. 48248A306
          ---------

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 8, 2013 as of December 31, 2012


LEON G. COOPERMAN

By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
  Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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